SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Chindata Group Holdings Limited
(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share
(Title of Class of Securities)

16955F107 (For American Depository Shares, each representing two Class A Ordinary Shares)
(CUSIP Number)

April 30, 2021
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16955F107	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Snow Lake Capital (HK) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 47,416,082 (see Item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 47,416,082 (see Item 2(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,416,082 (see Item 2(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%
12	TYPE OF REPORTING PERSON FI

CUSIP No. 16955F107	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Sean MA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 47,416,082 (see Item 2(a))
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 47,416,082 (see Item 2(a))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,416,082 (see Item 2(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 16955F107	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Chindata Group Holdings Limited (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at No. 47 Laiguangying East Road, Chaoyang District, Beijing, 100012, The People's Republic of China.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Snow Lake Capital (HK) Limited ("SLC HK"), the investment manager to certain funds and separately managed client accounts (collectively, the "Snow Lake Clients"), with respect to the Class A Ordinary Shares (as defined in Item 2(d) below) represented by American Depositary Shares held by the Snow Lake Clients; and
(ii)	Mr. Sean MA (the "Mr. MA"), the sole shareholder and control person of SLC HK, with respect to the Class A Ordinary Shares represented by American Depositary Shares held by the Snow Lake Clients.

As investment manager to the Snow Lake Clients, SLC HK exercises voting and investment power over the Class A Ordinary Shares represented by American Depositary Shares held by the Snow Lake Clients. Mr. MA is the sole shareholder and control person of SLC HK. In such capacities, SLC HK and Mr. MA may be deemed to beneficially own the Class A Ordinary Shares represented by American Depositary Shares held by the Snow Lake Clients. SLC HK and Mr. MA are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is Suites 1101-04, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

Item 2(c).	CITIZENSHIP:

SLC HK is a corporation organized and existing under the laws of Hong Kong. Sean MA is a Hong Kong permanent resident.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Ordinary shares, par value $0.00001 per share

Item 2(e).	CUSIP NUMBER:

16955F107

CUSIP No. 16955F107	13G	Page 5 of 8 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☒	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: SLC HK is licensed by the Hong Kong Securities and Futures Commission to carry on a business in Type 4 (advising on securities) and Type 9 (asset management) regulated activities (CE no.:AXI102).

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth herein are calculated based upon 344,577,783 Class A Ordinary Shares outstanding as of December 31, 2020, as reported by the Company on Form 20-F filed with the Securities and Exchange Commission on April 22, 2021.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

CUSIP No. 16955F107	13G	Page 6 of 8 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Item 2(a) and Item 3.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory schemes applicable to asset managers licensed by the Hong Kong Securities and Futures Commission to carry on a business in Type 4 (advising on securities) regulated activity and Type 9 (asset management) regulated activity (AXI102) are substantially comparable to the regulatory schemes applicable to the functionally equivalent U.S. institutions. The Reporting Persons also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 16955F107	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: May 10, 2021

SNOW LAKE CAPITAL (HK) LIMITED

By:	/s/ Sean MA
Name:	Sean MA
Title:	Director

/s/ Sean MA
SEAN MA

CUSIP No. 16955F107	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: May 10, 2021

SNOW LAKE CAPITAL (HK) LIMITED

By:	/s/ Sean MA
Name:	Sean MA
Title:	Director

/s/ Sean MA
SEAN MA